
November 21, 2012

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada

> **Re: Kallo Inc.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2012**
> **File No. 333-184572**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 18, 2012**
> **File No. 000-53183**

Dear Mr. Cecil:

We have reviewed your registration statement and periodic reports and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

As to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. As to your periodic reports, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you did not file a current report on Form 8-K upon the execution of the investment agreement under the proper item requirement. You must file a current report on Form 8-K within four business days after the sale of equity securities in an unregistered transaction, pursuant to Item 3.02 of Form 8-K. See General Instruction B.1 to Form 8-K. Please consider re-filing the required Form 8-K or tell us why you believe it is not necessary.

2. Please add a section to your prospectus that describes the material provisions of the Investment Agreement and the equity line of credit. In this regard, include a description of all fees paid to Kodiak Capital Group LLC by you, including the "commitment shares" and why such shares were issued and why, according to your Form 8-K disclosure, they were held in trust.

3. Please disclose any past transactions with Kodiak Capital Group LLC or any of its affiliates and the impact of those transactions on the market price of your stock.

4. Please also include a discussion of the likelihood that you will ever receive or need the full amount proceeds under the equity line. If you are unlikely to receive the full amount, particularly considering the 6-month termination provision, you should explain why the parties chose $2,000,000 as the amount of the equity line.

5. You state on page 27 that you are developing a clinical-care globalization technology product, which would capitalize on the medical tourism industry actively promoted by several countries, including Cuba. Cuba is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please describe to us the nature and extent of any existing or anticipated contacts with Cuba, whether through direct or indirect arrangements. Your response should clarify whether you have engaged, or intend to engage, in Cuba-related business activities, and should describe any such activities. Describe any negotiations you have had with Cuba; any products, technology, or service you have provided or intend to provide, directly or indirectly, to Cuba; and any agreements, arrangements, or other contacts you have had or anticipate having with the government of Cuba or entities it controls.

6. Please discuss for us the materiality of contacts with Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Prospectus Cover Page

7. Please revise to provide the date of the prospectus as required by Item 501(b)(9) and the legend required by Item 501(b)(10) of Regulation S-K.

About the Offering, page 6

8. Please add a disclosure to this section that briefly summarizes the potential negative impact and limits of the equity line of credit. In this regard, you should summarize the potential dilutive effect, the potential change in control impact, the potential impact on your liquidity, and limits of your ability to make draws under the agreement.

Our business, page 7

9. The description of the Rophe acquisition in the first paragraph on page 8 does not reflect the amended terms of the acquisition agreement described in Note 8 to your audited financial statements. Please revise your disclosure to reflect the terms of the amended agreement.

The Offering, page 9

10. We note your disclosure that the offering represents 13.4% of your outstanding common stock. However, on page 14 you state that Kodiak would own 15.5% of the common stock after the offering. Please explain to us how you calculated both percentages. In this regard, we note that you state on page 10 that you had 143,282,976 shares outstanding but here you state that you will have up to 373,739,203 shares outstanding after the offering; please revise to clarify.

11. As a related matter, we also note the current report on Form 8-K you filed on September 24, 2012, which reflects additional issuances of shares to various parties. Please tell us why these issuances have not been reflected in the selling stockholder and beneficial ownership tables that appear on pages 14 and 38, respectively, and in the narratives that appear on pages 22, 41 and 77. Please revise as applicable.

12. We note that you are registering 50,000,000 shares of common stock at this time. Please also disclose the current number of shares that Kodiak Capital Group LLC could sell based on the current market price ignoring the 4.9% cap.

13. We also note that the amount of common stock you are registering relates to the number of shares to be issued, which is based upon a discount to the market price of the common shares. Accordingly, please confirm to us as follows:

*   You have registered a good faith estimate of the number of shares you may issue under the investment agreement and tell us how you arrived at this amount;
*   You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and
*   You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.

In this regard, adjust the registration fee if necessary.

14. Here or in an appropriate place in your prospectus, include tabular disclosure showing the number of shares issuable under the equity line of credit agreement if your stock price drops by 25%, 50% and 75%. In doing so, please indicate the amount of the equity line you would draw upon by issuing the number of shares you are currently registering at the respective price ranges.

Risk Factors, page 9

3. We have only one customer…, page 9

15. Your indication that you have only one customer is unclear considering you have no revenues. Please revise to clarify.

4. We need additional capital…, page 9

16. As you indicate elsewhere, you will not be receiving any proceeds from this offering so your disclosure here that "[i]f you can't raise (additional proceeds) through this offering…" seems inaccurate. Please revise to quantify the amount of additional funds you will need and how the equity line has satisfied any of such need for capital.

11. There may not be sufficient trading volume…, page 11

17. We note that Section 2. J. of the Investment Agreement contains a limitation on the percentage of shares Kodiak Capital Group LLC may own. Please clarify this risk factor to address how this provision may limit your ability to obtain proceeds under the Investment Agreement. In doing, so, please take into account the commitment shares that have already been issued to Kodiak or tell us why you believe that is inappropriate.

Selling Security Holders, page 14

18. We note your disclosure "all of the selling stockholders are deemed underwriters either because…" This disclosure is not sufficient for purposes of identifying Kodiak Capital Group LLC as an underwriter. Identifying Kodiak Capital Group LLC as an underwriter is one of the conditions to allowing the resale registration of the underlying common stock subject to an equity line of credit because of the indirect primary nature of the offering. Please revise your disclosure to identify Kodiak Capital Group LLC as an underwriter.

19. We note your disclosure that Kodiak Capital Group LLC or "its pledgees, donees, transferees or other successors in interest may also sell the shares..." Please confirm to us that Kodiak will not assign its obligations under the equity line and revise your disclosure accordingly or advise.

Plan of Distribution, page 16

20. In the last paragraph of this section, your reference to the availability of Rule 144 to Kodiak Capital Group LLC, in light of your acknowledgement elsewhere of Kodiak's underwriter status, is unclear to us. Please revise to remove any indication that the investor may sell the securities pursuant to Rule 144.

Securities authorized for issuance under equity compensation plans, page 17

21. Your chart appears to reflect information only in the third row, titled "Total." Please revise to include information, as applicable, in the first or second rows to disclose how many of the shares available for exercise under your equity plans have been approved or not approved by security holders and at what exercise price. Please refer to Item 201(d) of Regulation S-K.

Management's Discussion and Analysis, page 18

22. We note your disclosure in the second paragraph that the accountants' reports on your financial statements contained an explanatory paragraph regarding your ability to continue as a going concern. Please include a discussion of your financial difficulties and viable plans to overcome the difficulties. Please also include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a) of Regulation S-K and Section 607.02 of the Codification of Financial Reporting Policies.

23. Please include a discussion of the funds necessary to maintain current operations, complete projects underway and achieve the milestones of your sales and marketing strategy for existing developed products and to develop the products discussed under your development and commercialization strategy for new products disclosed on page 19. Please also include a discussion of your ability to raise the funds necessary to achieve your sales, marketing and development plans and the types of financing that are, or that are reasonably likely to be, available and the impact on your plan of operations, cash position and liquidity.

Plan of Operation at June 30, 2012, page 18

24. Please update your plan of operation to a date closer to the present date. In this regard, we note your milestone for sales and marketing as well as your development and commercialization strategy for new products. Please indicate the costs associated with undertaking these various business activities in the future, noting the ones that will receive priority over others in the event funding is less than you expect. Please include in this discussion the anticipated timing for the expenditures.

Our Sales and Marketing Strategy for existing developed products, page 19

25. Please describe the EMR milestone for Specialists, by securing an accepted and signed installation order, disclosed in first paragraph in more detail and the amount of revenue and gross profit expected upon installation of the software. Please also describe the significant terms of the order.

26. Here or in your Business discussion, explain the difference between your software and the third party products you plan to market. In doing so, explain how you generate revenue from each (e.g. product sales only or continuing maintenance and service fees or both). Clarify whether "MOBILE CARE" is the same as the EMR product that you refer to elsewhere as "your software" and tell us where a discussion of this product appears in your Business discussion.

Our Development and Commercialization Strategy for new products, page 19

27. Elaborate upon the "three additional products" that you plan to develop and market. You refer to two additional products in this section – the C&ID-IMS and CCG - but don't reference a third. Based upon your disclosure on page 27, it appears that you should be referring to EMR Integration Engine. Please revise.

Business, page 27

Kallo's Copyrighted Technologies, page 27

28. Please expand your disclosure to explain why these are "copyrighted" technologies. It appears that you are implying that these products are protected under copyright laws. If so, please revise your disclosure here or on page 28 under "Intellectual Property and Research and Development" to discuss this protection.

Our products in development, page 27

29. We note the use of jargon in describing your products in development. For example, it is not clear what exactly your "EMR Integration Engine" does. Please revise your description to avoid the use of jargon and explain in clear terms what the product does.

Intellectual Property and Research and Development, page 28

30. Discuss the importance and duration of all material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

USA – EMR Market, page 29

31. We note that you cite as support certain reports, articles or studies that support the

qualitative and comparative statements contained in your prospectus. Please provide us with these documents that support your statements. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Executive Compensation, page 36

32. Please revise to comply with Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

33. We note your disclosure after your Summary Compensation Table that you have accrued certain salaries and bonuses. Please disclose when and under what circumstances this compensation will be paid.

Principal Stockholders, page 38

34. Please include Kodiak Capital Group LLC in your chart.

Certain Transactions, page 41

35. Please ensure that this discussion is consistent with the disclosure you provide on page 22 with respect to issuances of shares and page 77 where you discuss recent sales of securities. For example, we note that you refer to the sale of 58,500,000 shares of common stock to officers and directors in 2011 on page 22 but here you make reference to the sale of 48,500,000 shares of common stock to the same persons during the same period. Please revise or advise.

36. Please tell us why the amount of forgiven debts and compensation owed to directors and officers disclosed in the sixth paragraph differs from the amount disclosed in Note 5 on page F-26.

Interim Financial Statements

37. Please update your financial statements to include financial statements for the interim period ended September 30, 2012. Please refer to Rule 8-08 of Regulation S-X. In addition, please revise your disclosures in selected financial data on page 8, management's discussion and analysis or plan of operations on page 18 and elsewhere throughout the prospectus to reflect the historical financial information as of and for the nine month period ended September 30, 2012.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-10

38. We note that the report of your independent registered public accounting firm does not make reference to or include an audit opinion on your financial statements for the period from inception to December 31, 2011. Please have your current auditor revise its report to report on your financial statements for the period from inception to December 31, 2011. In addition, if your current auditor refers to the reports of predecessor auditors that audited portions of the amounts from inception, the predecessor auditors' reports, which include an opinion on the amounts from inception and consents, are required to be included in the filing. If it is impracticable to obtain an audit of the amounts from inception, you may request a waiver from CF-OCA of the audit requirement, and in the event you receive that waiver, the amounts from inception should be labeled as unaudited.

39. We assume that the type of report issued by the predecessor auditor (i.e. "without reservation") referred to in the third paragraph means that the predecessor auditor's report expressed an unqualified opinion. If so, please have your auditor to revise its report to state that the predecessor auditor's report expressed an unqualified opinion, or if the predecessor auditor's report was other than a standard report, please have your auditor revise its report to describe the nature of and reasons for the explanatory paragraph added to the predecessor's report. Please refer to Auditing Standards AU Section 508. Similar revisions should be made to the audit report on page F-11.

Condensed Consolidated Statements of Cash Flows, page F-15

40. We note your disclosure in Note 11 regarding the conversion of loans payable into common stock. In addition, we note your disclosure of non-cash transactions related to loan payable conversions disclosed in the supplemental schedule of non-cash investing and financing activities for the period from inception to June 30, 2012 in the condensed consolidated statements of cash flows on page 4 of your interim financial statements. Please disclose these transactions and any other non-cash investing and financing activities not presently disclosed in the supplemental schedule of non-cash investing and financing activities.

41. Please tell us why the cash proceeds from issuance of common stock do not agree to the cash transactions for each year disclosed in Note 3.

Notes to Consolidated Financial Statements, page F-16

42. We note your disclosure on page 17 regarding your equity compensation plans. Please provide the disclosures required by ASC 718-10-50 to the extent applicable to your facts and circumstances.

Note 2 – Accounting Policies and Operations, page F-17

Loss Per Share, page F-17

43. Please disclose securities, including outstanding stock options and warrants and convertible securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Please refer to ASC 260-10-50-1c.

Contingencies, page F-21

44. We note your disclosure that there were no accruals for contingencies through December 31, 2011 and 2010. However, we note your disclosure in Note 10 that you recorded a loss accrual for the Watt claim. Please revise or advise.

Note 5 – Related Party Transactions, page F-26

45. Please tell us your basis in GAAP for recognizing the forgiveness of compensation and other miscellaneous amounts owed to directors and officers as a reduction of stock based compensation as opposed to a contribution to capital. Please refer to ASC 470-50-40-2.

Note 7 – Obligations Under Capital Leases, page F-27

46. We note that the total outstanding amount and current portion of obligations payable under capital leases at December 31, 2010 differ from the amounts presented in the balance sheet on page F-12. Please advise or revise.

Note 8 – Rophe Acquisition, page F-27

47. With respect to your acquisition of Rophe, please:

- Disclose the method used to determine the fair value of the common stock initially issued to the shareholders of Rophe;

- Disclose the method used to determine the fair value of the common stock issued to the shareholders of Rophe in payment of $400,000 of the cash consideration payable under the terms of the initial agreement, whether you recognized any gain or loss upon extinguishment of the liability and the basis in GAAP for your accounting treatment;

- Tell whether you estimated the fair value of the contingent consideration payable upon the launch of the three projects at the acquisition date and provide us with a description of the three projects;

- Tell us when you concluded that the contingent consideration upon the launch of the three projects had no fair value due to the uncertainty of launching the projects, and whether the uncertainty arose as a result of additional facts and circumstances that existed at the acquisition date or as a result of events after the acquisition date;

- Tell us the status of the acquired business and technology acquired on the acquisition date, including a discussion of developed software, software and development projects in process, other technology-based assets and any contractual agreements, and your basis in GAAP for allocating the consideration transferred entirely to copyrights with indefinite useful lives;

- Tell us the nature of the acquired copyrights and how you determined their fair values, including the methods used and assumptions; and

- Tell us: (i) the process you followed to identify intangible assets that meet either the separability criteria or the contractual-legal criterion described in the definition of identifiable in ASC 805-20-20 and (ii) your consideration of allocating the consideration to software, other technology-based assets and acquired contractual agreements.

Note 10 – Commitments and Contingencies, page F-29

Contingencies, page F-30

48. Please tell us whether you accrued a liability for the claim by the past officer to recover past compensation at December 31, 2011. If not, please tell us why you were unable to estimate the probable loss. Please refer to ASC 450-20-25-2.

49. We note that you recognized an accrual for the amount of the Watt claim. If you have an exposure to loss in excess of the amount accrued please disclose an estimate of the possible loss or range of loss or state that such as estimate cannot be made. Refer to ASC 450-20-50-3 and 4.

Contingent liability, page F-31

50. Please tell us why you obtained a valuation from a third party to estimate the liability for withholding taxes on stock-based compensation, and why you believe your estimate is subject to change. Please also tell us how the liability was estimated by the third party, including the methods used and valuation assumptions. In addition, please tell us the nature and extend of the third party's involvement in estimating the liability and whether the third party is an expert within the meaning of the Securities Act.

Note 11 – Loans Payable, page F-31

51. Please disclose the loans converted to common stock in the supplemental schedule of non-cash investing and financing activities in the consolidated statements of cash flows on page F-15.

Signature, page 85

52. Please revise the language in the first paragraph so that it complies with the language required by Form S-1. Presently it reads, in part, "Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form S-1 registration statement and has duly caused this amended report to be signed on its behalf by the undersigned,…" While it should state: "Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned,…"

53. We note that you have identified both John Cecil and Vince Leitao as your president. Please reconcile your disclosures.

Exhibits

54. Please confirm that in a future amendment, you will include your Interactive Data exhibits, consistent with Item 601(b)(101) of Regulation S-K.

Exhibit 5.1

55. Please revise counsel's opinion to state that the securities "will be" validly issued etc… instead of "are," as the securities have not been issued.

Exhibit 23.2 Consent of Independent Registered Accounting Firm

56. The consent of Schwartz Levitsky Feldman LLP refers to an audit report dated April 16, 2012. However, the report of Schwartz Levitsky Feldman LLP on page F-10 is dated March 30, 2012. Please revise or advise.

Form 10-K/A for the Year Ended December 31, 2011

57. Please address the above comments to the extent applicable.

Form 10-Q for the Quarterly Period Ended September 30, 2012

58. Please address the above comments to the extent applicable.

Condensed Consolidated Statements of Cash Flows, page F-4

59. Please tell us the transactions classified as stock based compensation and non-cash settlement expenses for each interim period presented. Please also tell us the loans payable that were converted to equity disclosed in the supplemental schedule of non-cash investing and financing transactions for the nine months ended September 31, 2011, and how those transactions are disclosed elsewhere in the notes to financial statements.

Note 3 – Stockholders' Equity, page F-7

60. Please revise your disclosure in the first paragraph to disclose the fair value of the restricted shares of common stock issued to creditors in satisfaction of services rendered during the period.

61. Reference is made to your disclosure in the ninth paragraph regarding the Kodiak investment agreement. Please disclose how you determined the fair value of the subscription option asset. In addition, it appears that the shares of common stock issued to Kodiak represented a commitment fee for entering into the investment agreement. Please tell us how you intend to account for the deferred commitment fee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Conrad C. Lysiak